UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Affimed N.V.

(Name of Issuer)

Common shares, €0.01 per share

(Title of Class of Securities)

N01045108

(CUSIP Number)

Kim David Lexner

c/o Calibrium AG

Beethovenstrasse 33

CH-8002 Zürich

Switzerland

+41 55 511 12 82

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N01045108	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. SGR Sagittarius Holding AG (“SGR”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,591,783 shares, except that AGUTH Holding GmbH (“AGUTH”), the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power 0
	9.

Sole Dispositive Power

4,591,783 shares, except that AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,591,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N01045108	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. AGUTH Holding GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

4,591,783 shares, which are owned directly by SGR. AGUTH, the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power 0
	9.

Sole Dispositive Power

4,591,783 shares, which are owned directly by SGR. AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Harald Tschira and Udo Tschira, the sole directors and sole beneficial owners of AGUTH, may be deemed to have shared power to dispose of these shares.*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,591,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N01045108	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Harald Tschira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

4,591,783 shares, which are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

4,591,783 shares, which are owned directly by SGR. Harald Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Harald Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Udo Tschira.*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,591,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N01045108	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Udo Tschira
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

Shared Voting Power

4,591,783 shares, which are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to vote these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.

	9.	Sole Dispositive Power 0
	10.

Shared Dispositive Power

4,591,783 shares, which are owned directly by SGR. Udo Tschira, a director and beneficial owner of AGUTH, may be deemed to have shared power to dispose of these shares. Udo Tschira beneficially owns AGUTH in the form “Erbengemeinschaft” (translated “community of heirs”) with Harald Tschira.*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,591,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. N01045108	Page 6 of 8 Pages

Statement on Schedule 13D

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the statement on Schedule 13D initially filed on September 22, 2014, as amended by Amendment No. 1 on Schedule 13D filed on February 17, 2015, as amended by Amendment No. 2 on Schedule 13D filed on May 27, 2015, as amended by Amendment No. 3 on Schedule 13D filed on October 16, 2015, as amended by Amendment No. 4 on Schedule 13D filed on December 17, 2015, as amended by Amendment No. 5 on Schedule 13D filed on February 3, 2017, as amended by Amendment No. 6 on Schedule 13D filed on February 21, 2018, as amended by Amendment No. 7 on Schedule 13D filed on April 4, 2018, as amended by Amendment No. 8 on Schedule 13D filed on September 19, 2018, as amended by Amendment No. 9 on Schedule 13D filed on September 26, 2018, and as amended by Amendment No. 10 on Schedule 13D filed on October 3, 2018 (as so amended, the “Schedule 13D”) on behalf of SGR Sagittarius Holding AG (“SGR”), AGUTH Holding GmbH (“AGUTH”) and Dr. h.c. Klaus Tschira relating to the beneficial ownership of common shares, par value €0.01 per share (the “Common Shares”) of Affimed N.V. (formerly Affimed Therapeutics B.V.), a Dutch public company with limited liability (naamloze vennootschap) (the “Issuer”). Harald Tschira and Udo Tschira are the heirs to Dr. h.c. Klaus Tschira and are filing this Amendment No. 11 together with SGR and AGUTH (collectively, the “Reporting Persons”). Except as set forth below, this Amendment No. 11 does not supplement, restate or amend any of the other information disclosed in the Schedule 13D. Capitalized terms not defined in this Amendment No. 11 have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by inserting the following sentence at its beginning:

The Reporting Persons intend to effect additional sales of Common Shares in the open market in accordance with resolutions adopted by the board of directors of SGR on March 27, 2019 .

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 62,430,106 Common Shares outstanding as of March 15, 2019, as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2019.

(c) Pursuant to the Transfer Agreements (as defined below), on March 11, 2019, 246,993 Common Shares held on behalf of SGR pursuant to the Carve-Out Agreements and 30,126 Common Shares held on behalf of AGUTH pursuant to the Carve-Out Agreements were transferred to the Bohret Sehmsdorf Trust GmbH (the “Trust”).

Except as otherwise described in this Schedule 13D, no Reporting Person, other than SGR as set forth in the table below, effected any transaction in the Common Shares since February 1, 2019 (the date 60 days prior to the filing of this Amendment No. 11):

Date of Sale	Shares Sold (#)	Avg. Sale Price per Share ($)
3/27/2019	164,102	4.1319
3/28/2019	292,100	4.1336
3/29/2019	275,922	4.2122
4/1/2019	204,037	4.2298

Page 7 of 8 Pages

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash, and sale prices do not reflect brokerage commissions paid.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D shall hereby be amended by inserting the following paragraphs at its beginning:

The following description of certain agreements and other documents does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of such agreements and other documents, copies of which are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

On March 11, 2019, SGR, AGUTH and the other parties to the Carve-Out Agreements entered into Transfer Agreements regarding the Carve-Out Agreements and certain Trust Agreements entered into in connection therewith, the forms of which are attached hereto as Exhibits I and J (collectively, the “Transfer Agreements”). Pursuant to the Transfer Agreements, each of the Carve-Out Agreements and Trust Agreements and all rights of the Shareholders (as defined in the Transfer Agreements) thereunder, and all of the Trust Shares (as defined in the Carve-Out Agreements) held on behalf of the Shareholders pursuant to the Carve-Out Agreements, were transferred to the Trust.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D shall hereby be amended by adding the following exhibits:

EXHIBIT I         Form of Transfer Agreement regarding Carve Out Agreements

EXHIBIT J         Form of Transfer Agreement regarding Trust Agreements

CUSIP NO. N01045108	Page 8 of 8 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2019

SGR Sagittarius Holding AG

By:	/s/ Bernd Kammerlander, /s/ Manuel Werder
Name:	Bernd Kammerlander, Manuel Werder
Title:	Directors

AGUTH Holding GmbH

By:	/s/ Udo Tschira
Name:	Udo Tschira
Title:	Director

/s/ Harald Tschira
Harald Tschira

/s/ Udo Tschira
Udo Tschira